PROSPECTUS SUPPLEMENT NO. 3 (TO PROSPECTUS DATED APRIL 10, 2009)	This filing is made pursuant to Rule 424(b)(3) under the Securities Act of 1933 in connection with Registration No. 333-150232

Common Stock

This Prospectus Supplement No. 3 supplements and amends the prospectus dated April 10, 2009, as supplemented to date, which we refer to as the Prospectus. The Prospectus relates to the resale by certain selling stockholders of up to 3,540,170 shares of our common stock.

On October 14, 2009, we filed with the Securities and Exchange Commission a Current Report on Form 8-K disclosing under Items 1.01 and 3.02 that, on October 12, 2009, we entered into a Securities Purchase Agreement with the purchasers named therein to sell an aggregate of 12,596,475 shares (the “Shares”) of common stock, par value $0.001, and warrants (the “Warrants”) with an exercise price of $1.66 per share to purchase an aggregate of 4,408,773 shares of common stock, par value $0.001. The Shares and Warrants were sold at a purchase price of $1.43 per Share and .35 of a Warrant, for aggregate gross proceeds of approximately $18 million (the “Offering”). The Offering closed on October 16, 2009. A copy of Items 1.01 and 3.02 of this Form 8-K is included in this Prospectus Supplement No. 3.

This Prospectus Supplement No. 3 should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 3 supersedes the information contained in the Prospectus. All references in the Prospectus to “this prospectus” are hereby amended to read “this prospectus (as supplemented and amended)”.

Our common stock is traded on the Nasdaq Capital Market under the symbol “CORT.” On October 21, 2009, the closing price of our common stock was $2.12.

Investing in our common stock involves a high degree of risk. Please carefully consider the “Risk Factors” beginning on page 6 of the accompanying Prospectus, as well as the section entitled “Risk Factors” included in our recent quarterly and annual reports filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying Prospectus to which this prospectus supplement relates are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 22, 2009.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 12, 2009

Corcept Therapeutics Incorporated

(Exact name of registrant as specified in its charter)

000-50679

(Commission File Number)

Delaware	77-0487658
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

149 Commonwealth Drive

Menlo Park, CA 94025

(Address of principal executive offices, with zip code)

(650) 327-3270

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry Into A Material Definitive Agreement

On October 12, 2009, Corcept Therapeutics Incorporated (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the purchasers named therein (the “Purchasers”). Pursuant to the Purchase Agreement, the Company agreed to sell an aggregate of 12,596,475 shares (the “Shares”) of common stock, par value $0.001, and warrants (the “Warrants”) with an exercise price of $1.66 per share to purchase an aggregate of 4,408,773 shares of common stock, par value $0.001, to the Purchasers. The Shares and Warrants were sold at a purchase price of $1.43 per Share and .35 of a Warrant, for aggregate gross proceeds of approximately $18 million (the “Offering”). The Company expects the Offering to close on October 16, 2009 subject to satisfaction of specified closing conditions. The Purchasers, have irrevocably committed to purchase the securities, subject to satisfaction of the closing conditions. Investors participating in the offering include Longitude Venture Partners, L.P., Sutter Hill Ventures and Alta Partners, LLP, venture capital firms that are all significant shareholders in the Company, as well as various entities and individuals related to these firms. New Purchasers included Ingalls & Snyder and Federated Kaufmann Funds. The Purchasers also include trusts and other entities related to members of the Company’s Board of Directors, including G. Leonard Baker, Jr., Joseph C. Cook, Jr., Patrick G. Enright, David L. Mahoney and Edward E. Penhoet, Ph.D., and other accredited investors. Mr. Enright is a managing director of Longitude Venture Partners, L.P. Mr. Baker is a partner and managing director of Sutter Hill Ventures. Mr. Penhoet is a director of Alta Partners, LLP.

In connection with the Purchase Agreement, on October 12, 2009, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Purchasers. Pursuant to the Registration Rights Agreement, the Company agreed to prepare and file a registration statement with the Securities and Exchange Commission (the “SEC”) on or prior to November 16, 2009 for purposes of registering the resale of the Shares, the shares of common stock issuable upon exercise of the Warrants, and any shares of common stock issued as a dividend or other distribution with respect to the Shares or shares underlying the Warrants. The Company agreed to use its reasonable best efforts to cause this registration statement to be declared effective by the SEC within 90 days after the closing of the offering (105 days in the event the registration statement is reviewed by the SEC). The Company also agreed, among other things, to indemnify the selling holders under the registration statements from certain liabilities and to pay all fees and expenses (excluding underwriting discounts and selling commissions and all legal fees of any selling holder) incident to the Company’s obligations under the Registration Rights Agreement.

The financing is exempt from registration pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(2) the Securities Act of 1933, as amended, and Regulation D under the Securities Act of 1933, as amended.

The securities sold and issued in connection with the Purchase Agreement have not been registered under the Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from the registration requirements.

The foregoing description of the transaction is only a summary and is qualified in its entirety by reference to the Purchase Agreement, the Form of Warrant and the Registration Rights Agreement, copies of which will be filed as exhibits to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

Statements made in this current report on Form 8-K, other than statements of historical fact, are forward-looking statements, including, for example, statements relating to the Company’s clinical development programs, its spending plans, including the intended use of the proceeds from the financing and for the timing of the closing of the financing. Forward-looking statements are subject to a number of known and unknown risks and uncertainties that might cause actual results to differ materially from those expressed or implied by such statements. For example, there can be no assurances with respect to the commencement, pace of enrollment, cost, rate of spending, completion or success of clinical trials; there can be no assurance with respect to the consummation of financing activities; financial projections may not be accurate; there can be no assurances that the Company will pursue further activities with respect to the clinical development of CORLUX. These and other risk factors are set forth in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2008 and subsequent SEC filings. The Company disclaims any intention or duty to update any forward-looking statement made in this current report on Form 8-K.

Item 3.02 Unregistered Sales of Equity Securities

The information called for by this item is contained in Item 1.01, which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CORCEPT THERAPEUTICS INCORPORATED

Date: October 14, 2009	By:	/s/ CAROLINE M. LOEWY
Caroline M. Loewy
Chief Financial Officer